恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

06014583

82-1561

RECEIVED
SEC MAIL PROCESSING SECTION
JUN 21 2006
WASH. D.C. 160

Our Ref.: HASE/TL/HL/04691

13th June, 2006

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement
– Proposed Listing and Offering of Units of Sunlight Real Estate Investment Trust on the Main Board of the Stock Exchange (the "Announcement")

We enclose for your information a copy of the Announcement dated 12th June, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 ◦ 傳真 Fax: (852) 2908 8838 ◦ 網址 Website: www.hld.com

South China Morning Post
Published on 13th June, 2006

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0012)

PROPOSED LISTING AND OFFERING OF UNITS OF SUNLIGHT REAL ESTATE INVESTMENT TRUST ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND RECORD DATE FOR DETERMINING THE ASSURED ENTITLEMENTS IF THE PROPOSED LISTING AND OFFERING OF UNITS PROCEED

The HLD Board announces that the Offering and the Listing are not expected to take place by 15 July 2006. Accordingly, the date of 7 June 2006 will no longer be used as the record date for ascertaining the Assured Entitlements of Qualifying HLD Shareholders under the Preferential Offering of units in Sunlight Real Estate Investment Trust.

The HLD Board has not made final decisions whether or not to proceed, and if so when to proceed, with the Proposed Transactions, the Offering and the Listing. Further announcements will be made by HLD in relation to the Proposed Transactions, the Offering and the Listing if and when appropriate (including in relation to any new record date for the Assured Entitlements).

Reference is made to the Assured Entitlements and the Record Date referred to in the joint announcements of Henderson Land Development Company Limited ("HLD") and Henderson Investment Limited dated 23 May 2006 and 25 May 2006. Terms defined in those joint announcements have the same meaning when used in this announcement.

The HLD Board announces that the Offering and the Listing are not expected to take place by 15 July 2006. Accordingly, the date of 7 June 2006 will no longer be used as the record date for ascertaining the Assured Entitlements of Qualifying HLD Shareholders under the Preferential Offering of units in Sunlight Real Estate Investment Trust.

HLD Shareholders and other investors should note:-

- **The Proposed Transactions, the Offering and the Listing are dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied.**
- **The HLD Board has not made final decisions whether or not to proceed, and if so when to proceed, with the Proposed Transactions, the Offering and the Listing.**
- **If the Offering and the Listing do not proceed for any reason, the Preferential Offering will not be made and in such case no Qualifying HLD Shareholders would be able to subscribe for any Reserved Units thereunder.**

Accordingly, HLD Shareholders and other investors are reminded to exercise caution when dealing in the securities of HLD.

Further announcements will be made by HLD in relation to the Proposed Transactions, the Offering and the Listing if and when appropriate (including in relation to any new record date for the Assured Entitlements).

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 12 June 2006

As at the date of this announcement, the HLD Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.